SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 6, 2006, as amended and supplemented by Amendment No.1 filed with the SEC on July 12, 2006 (as amended and supplemented, the “Statement”), by Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”) relating to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding common stock of the Company for $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO originally filed by Steel Partners and the Offeror with the SEC on June 22, 2006.
Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

a(9)	Letter to Stockholders of Bairnco Corporation, dated July 14, 2006, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation, attaching a copy of the Bairnco Investor Presentation dated July 2006 which was previously filed as Exhibit a(8) to Bairnco Corporation’s Schedule14D-9.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION
By:	/s/ Luke E. Fichthorn III
	Name:	Luke E. Fichthorn III
	Title:	Chairman and Chief Executive Officer

Dated: July 14, 2006

EXHIBIT INDEX
The following exhibit is filed herewith:

Exhibit No.	Description

a(9)	Letter to Stockholders of Bairnco Corporation, dated July 14, 2006, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation, attaching a copy of the Bairnco Investor Presentation dated July 2006 which was previously filed as Exhibit a(8) to Bairnco Corporation’s Schedule14D-9.